UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-09384
BRITISH AIRWAYS Plc
The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Waterside, PO Box 365, Harmondsworth, UB7 0GB England, +44 (0) 870 850 9 850

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares
Ordinary Shares of 25p each*

(Description of class of securities)

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

17CFR240.12d2-2(a)(1)

17CFR240.12d2-2(a)(2)

17CFR240.12d2-2(a)(3)

17CFR240.12d2-2(a)(4)

Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, British Airways Plc certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

8 May 2007	By /s/ Alan Buchanan	Company Secretary
Date	Name	Title

_________________
1       Form 25 and attached Notice will be considered compliance with the provisions of 17CFR240.19d-1 as applicable. See General Instructions.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.